Exhibit 99.4

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(the "Company")

RESULT OF ELECTIONS UNDER THE SCRIP DIVIDEND SCHEME

London, 7 May 2014 – The Company announces that under the Scrip Dividend Scheme originally announced by the Company on 3 February 2014, valid elections have been received from shareholders in respect of 5,987,143 shares representing approximately 6.47 per cent of the shares available under the scrip dividend in respect of the 2013 dividend.

The Scrip Dividend Scheme was yesterday approved by shareholders at the Annual General Meeting. It is expected that the 36,366 shares in respect of which valid elections were received under the scrip dividend will be admitted to the Official List of the Financial Conduct Authority and to trading on London Stock Exchange plc's market for listed securities on 30 May 2014.

Randgold Resources enquiries:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com